Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: KYTHERA Biopharmaceuticals, Inc.

Commission File Number: 001-35663

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

CORPORATE PARTICIPANTS

Lisa DeFrancesco Allergan - IR

Brent Saunders Allergan - President and CEO

Tessa Hilado Allergan - EVP and CFO

Philippe Schaison Allergan - EVP and President, Allergan Medical

David Nicholson Allergan - EVP, Global Brand R&D

CONFERENCE CALL PARTICIPANTS

Umer Raffat Evercore ISI - Analyst

Chris Schott JPMorgan - Analyst

Gregg Gilbert Deutsche Bank - Analyst

Jami Rubin Goldman Sachs - Analyst

Douglas Tsao Barclays Capital - Analyst

Sumant Kulkami BofA Merrill Lynch - Analyst

Liav Abraham Citigroup - Analyst

David Maris BMO Capital Markets - Analyst

Elliot Wilbur Raymond James & Associates - Analyst

Andrew Finkelstein Susquehanna Financial Group - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Allergan acquisition of KYTHERA. (Operator Instructions). It is now my pleasure to turn the call over to Lisa DeFrancesco to begin. Please go ahead.

Lisa DeFrancesco - Allergan - IR

Thank you, Maria, and good morning, everyone. Thank you for joining us for this brief call to discuss the proposed acquisition of KYTHERA which we announced in a press release issued earlier this morning. A copy of the press release is available on our website at www.Allergan.com.

We will be using a slide presentation during today’s call to provide an overview of the transaction, its benefits and potential timing which is available on the webcast as well as for download on the investor relations section of Allergan.com.

Joining us on today’s call are Brent Saunders, our CEO and President; Paul Bisaro, our Executive Chairman; Tessa Hilado, our Chief Financial Officer; David Nicholson, our Executive Vice President of Global Brand Research and Development; and Philippe Schaison, President Allergan Medical.

I would like to remind you that during the course of this call management will make certain forward-looking statements. Please refer to the forward-looking statements and the important information for investors and shareholders language regarding these statements in the press release issued earlier this morning and on pages 2 and 3 in the slide presentation. Following management’s review of the presentation, we will open up the call for questions from the audience.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

With that, I will turn the call over to Brent.

Brent Saunders - Allergan - President and CEO

Good morning everyone and thank you for joining us on short notice. This will be a relatively brief call. We do have some slides we will walk through but we will try to do that relatively quickly and then move it to Q&A.

Why don’t we just start with slide 4, Lisa, if we can. I would also apologize on the logistics. David, Philippe and I are in California and the rest of the team is in New Jersey as we are going to KYTHERA today to do some town halls and begin the pre-integration planning process as well.

So on slide 4, you can see some of the basic facts. The most important I think is the strategic logic of this deal is incredibly sound. This is really about extending our leadership in facial aesthetics. I will show you a diagram on the next slide in a moment but their lead product, KYTHERA’s lead product, KYBELLA for submental fat or double chin as it is more commonly known, is the perfect complement to our full line of facial aesthetics and we view this as a really exciting opportunity.

This drug, KYBELLA, was approved by the FDA at the end of April of this year. It has very good clinical data and a very nice label. We also are looking forward to potential approvals ex-US. It has been filed in Canada, Switzerland and Australia and we will continue to pursue additional markets around the world.

This really does as I mentioned earlier, broaden our leadership position in facial aesthetics and aesthetics in general and we also added I think a very important but early pipeline opportunity with their early program in male pattern baldness, which we can talk about a little later as well.

Turning to slide 5 you can really see a pictorial here that really I think shows the incredible strategic logic of this deal. With Botox and VOLUMA, Juvaderm and SkinMedica, we have a very strong and leading position in facial aesthetics and we are highly relevant to our customer base both plastic surgeons and dermatologists. With KYBELLA now in the fold, we really I think strengthened that position allowing our leading industry sales force to continue to leverage their relationships, sell more products to their existing customer base and we believe and I will explain in a minute, continue to expand the market for facial aesthetics products, not just KYBELLA but all of our products Botox, VOLUMA, Juvaderm and SkinMedica.

Turning to slide 6, you will see that this is really about extending our growth platform. We have a strong focus on growth assets and we believe that KYBELLA along with our platforms and fillers and neurotoxins and neuromodulators and Botox really I think set us up for sustained growth over the next 10, 20 years. And so we are very excited about adding this platform, technology and KYBELLA to our product mix.

Moving to slide 7 to talk about KYBELLA, this is a very well-developed clinical program, it was done with almost 20 clinical trials and about 1600 patients have been treated with KYBELLA. The results were not only statistically significant but more importantly visibly significant and obviously the safety was well characterized.

When we look at the number of treatments patient may need, it really will be individualized to the patient. We believe much like real life experience with VOLUMA and Botox, physicians will manage the number of treatments accordingly depending on the type of reduction they are looking for and the size of the chin or submental fat region they are dealing with. And that could be anywhere from two to four but the label does allow for up to six treatments.

Moving on to slide 8, when you look at the opportunities and why this strategic fit makes so much sense, we tend to look for a couple of things. We look at large markets and clearly facial aesthetics is a large and growing market place. We look for an unmet opportunity and submental fat reduction or fat reduction in the face is all white space right now. There are no products that address the submental region of the face. And we know that we have concerned customers that 68% of consumers express that excess fat under their chin was extremely bothersome. And so when you put that all together, we believe with our expertise in launching and building markets in Allergan, our leadership position in facial aesthetics around the world, that we are the perfect team to work with KYTHERA to make sure that this product is launched and ultimately a big growth driver for the next 20+ years.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

When we think about in our hands what this asset can do on slide 9, we really do believe that leveraging our leadership position in facial aesthetics will allow this product to grow faster and ultimately be bigger than if KYTHERA were to do it alone. We really think that we are going to focus on two or three patient groups.

First it will be those that already are users of our products and our competitive products that are comfortable with facial injections. We believe that will be the initial target for KYBELLA. We also believe that because of the high concern that patients have in the unaddressable market for submental fat or double chin that exists that we will be able to bring naive patients into this market.

And then most importantly as I have spoken about before, we think that this may be a product that really resonates with men and should give us an opportunity to continue our current quest to build out the facial aesthetics market for men and this may be a very important product in doing just that.

I’m going to turn it over to Tessa for slide 10 just to quickly talk about the deal structure.

Tessa Hilado - Allergan - EVP and CFO

Thank you, Brent. Good morning, everyone. Allergan will be purchasing KYTHERA at approximately $75 per share for a total deal of approximately $2.1 billion. 80% will be in cash and 20% will be in equity for about $1.6 billion in net cash. There will be no impact to our previous 2015 EPS forecast and this acquisition will be accretive in 2017.

In addition, the transaction as structured will allow Allergan to retain investment-grade ratings with stable outlook. We remain committed to delevering to 3.5 times debt to adjusted EBITDA by the end of 2016.

I will pass it back on to Brent.

Brent Saunders - Allergan - President and CEO

Great. Thanks, Tessa. So in a second we will open it up for Q&A but quickly on slide 11 in terms of next steps, KYTHERA shareholders do have to vote on this transaction. Our shareholders do not need to vote on this transaction. We have the normal customary antitrust approvals, Hart-Scott-Rodino, and we expect this deal to close in the third quarter of this year.

So with that, I will turn it back to Lisa who can start the Q&A.

Lisa DeFrancesco - Allergan - IR

Okay, Maria, I think we are ready for questions. I would ask that everybody limit themselves to one question please.

QUESTIONS AND ANSWERS

Operator

Umer Raffat, Evercore ISI.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

Umer Raffat - Evercore ISI - Analyst

Thank you guys for taking my questions. Congrats on the deal. If I limit myself to one question I think what I will ask is your thoughts on the injection burden, how you think about the injection burden for KYTHERA versus their competitors, ZELTIQ and also perhaps if you could put the injection burden into context with the number of injections you need and the recovery time on some of the fillers and toxins, etc. Just want to understand that specific angle.

Brent Saunders - Allergan - President and CEO

So I don’t really view KYBELLA all that competitive with CoolSculpting from ZELTIQ. They are developing a plate I guess for submental fat but I think freezing the bottom of your chin which for many patients creates numbness that can last for a few weeks and irritation to the skin isn’t as uncomfortable as a once and done kind of injection procedure.

Yes, there are some more needles to this type of injection but when you talk to physicians that participated in the clinical trial or have gone through the initial training with KYTHERA, they are very comfortable with how to manage the number of injections and don’t view it as a competitive area with CoolSculpting which they do like for body contouring, not necessarily for the face.

Philippe, do you have anything else you would add?

Philippe Schaison - Allergan - EVP and President, Allergan Medical

No, I agree with you. I don’t think those two technologies will compete against each other. Very different probably price point and results. I expect KYBELLA to capture most of the market share in the submental fat and we are very excited about it.

Umer Raffat - Evercore ISI - Analyst

Great, thank you very much.

Operator

Chris Schott, JPMorgan.

Chris Schott - JPMorgan - Analyst

Thanks very much for the question and congrats. Can you talk a little bit about the sales ramp and peak sales opportunity for KYBELLA? I think KYTHERA had been talking about a very slow initial ramp as they trained physicians. Is there anything that Allergan can do to accelerate that process?

And then on the peak sales again KYTHERA had again talked about a $500 million US opportunity and maybe an equal sized ex-US opportunity. How are you thinking about peaks sales at this point or is there any comments you can make on that front? Thanks.

Brent Saunders - Allergan - President and CEO

Good question, Chris. Because the deal won’t close until the third quarter and we have to operate as separate companies until it does close, KYTHERA will continue their training program which we think is very smart and well-designed. If we were launching it at this point we would probably train an exponential number of physicians given our resources. But we think what they are doing is incredibly smart and the appropriate way to do it.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

Once the deal closes I think you will see us ramp much faster than KYTHERA could have on their own given our size and scale. And so my sense is that the time to peak sales will be quicker in our hands than it will be in theirs.

Keep in mind too, we don’t plan on eliminating any sales rep positions. Certainly we will integrate the KYTHERA reps after closing into our salesforce but this will give us a really strong leading industry position in sales in facial aesthetics in the US market.

As you think about ex-US, the same thing, where KYTHERA had a very smart strategy around getting approval in Switzerland and Australia and Canada, we will be looking at more markets because of our broader footprint and we will probably be able to when approved, accelerate launch and training as well. And so I think as you think about peaks sales, I understand KYTHERA’s guidance, we should be able to do better than they did.

Operator

Gregg Gilbert, Deutsche Bank.

Gregg Gilbert - Deutsche Bank - Analyst

Thanks. Good morning. My first question, Brent, is whether you will be trying the product at the town halls today, not saying that you need it but that is 1A. 1B is can you talk about development plans for other parts of the body? I know your focus for some time will be for submental fat but can you talk about how you think about the applicability of the product and the platform to other parts of the body longer-term? Thanks.

Brent Saunders - Allergan - President and CEO

Sure. So as far as I know, I’m not getting the injection at the town hall today but I was surprised the last time so it is certainly possible. Actually when we are done with this call, I am visiting a dermatologist and plastic surgeon so they may try to give me the product which always happens so who knows?

And I’m not sure I need it but I am in that 68% of people who have concern about their double chin. That may be more information than you needed.

I think with respect to other parts of the body, the main strategic rationale of this deal was to extend our leadership in facial aesthetics and really not only achieve a faster ramp and a larger peak sales on KYBELLA but also to use this to extend into new markets and new patients, not just KYBELLA but all of our facial aesthetic products like Botox and Juvaderma and VOLUMA. So this really is about helping all of our portfolio grow in facial aesthetics.

Clearly second to that will be looking at extension to the body. We have always thought about the next logical place after the face would be to extend into body contouring and aesthetics. Whether or not this particular product will allow us to do it still remains to be seen. It is something that our R&D team will be challenged to try to understand and look at.

David is here, I don’t know if he wants to chime in but certainly it is something that can be extended to the other regions of the body or behind the arms or other places like that. We will certainly give it very careful consideration.

David Nicholson - Allergan - EVP, Global Brand R&D

This is David Nicholson. Good morning, everyone. I have huge respect for what the R&D team at KYTHERA has achieved so far with KYBELLA and we are just starting to talk to them about how we should extend the use to other regions of the body and get regulatory approval for other forms of fat reduction and really look forward to working with the team there to progress those discussions. It is a bit early obviously to be too definitive.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

Gregg Gilbert - Deutsche Bank - Analyst

Thanks.

Operator

Jami Rubin, Goldman Sachs.

Jami Rubin - Goldman Sachs - Analyst

Thank you and I extend my congratulations as well. KYTHERA has talked about premium pricing in the range of $3000 to $5000 per patient for a full treatment and my understanding is that they were set to announce that at the time of launch imminently. Since your deal doesn’t close with them until the third quarter, Brent, can you comment on pricing and most importantly are you involved in the pricing decisions? Thanks very much.

Just one last question, how come this isn’t an all cash deal? Thanks.

Brent Saunders - Allergan - President and CEO

Sure. So let’s take pricing first. We have to operate as two separate companies until close as you know under the rules. And we always maintain a very strong compliance around that. That being said, they do plan to continue with their launch which includes pricing. We have had some very high-level conversations about pricing. Their team is an incredibly talented team. They have done an incredible amount of research and we are highly confident that they will set the prices as you have directed as a premium product in a range that we think is incredibly appropriate.

That being said, we can’t control it but we certainly understand what they are doing and support what they are doing.

On the deal structure, Jami, the reason we didn’t use all cash is that first and foremost is our strong commitment to maintain our investment grade rating. And so we did meet with all three rating agencies and we are in a very comfortable position with the rating agencies. We also wanted to structure the deal to allow some flexibility for additional deals for the remainder of the year.

And so when we looked at this deal and recognizing that our stock is a bit undervalued as we discussed at your conference last week, this met the threshold of high strategic value and it achieved all the financial metrics of using a limited amount of stock to make the deal happen. So we feel very comfortable with the deal structure allowing us to maintain our objective of investment grade rating and keeping some firepower for future deals.

Jami Rubin - Goldman Sachs - Analyst

Okay, thank you.

Operator

Douglas Tsao, Barclays.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

Douglas Tsao - Barclays Capital - Analyst

Just Brent, maybe just follow up on Jami’s last point in terms of how you are thinking about using stock right now, obviously you have sort of expressed a view in terms of being undervalued and just how should we think about sort of the use of Allergan stock as currency on future deals and certainly as you want to continue to keep the cadence of deals go through the rest of the year? Thanks.

Brent Saunders - Allergan - President and CEO

I would be very clear on this. The use of stock here is not presidential at least at this value. We do think our stock is undervalued because of the high strategic rationale, the commitment to investment grade and the high hurdles that this deal met it was appropriate for cash – I mean for a limited amount of equity in the deal mix. But it is not something that I think we would do regularly.

I think if we were to do future deals they would be structured entirely cash so long as we can maintain our investment grade rating. I think that is how we tend to approach these types of deals. If we were to use stock for a deal in the future, it would have to be incredibly strategic, the financial metrics would have to clearly be able to compensate for what we believe is an undervalued equity and it would probably be kind of a last choice situation in order to maintain the investment grade.

Douglas Tsao - Barclays Capital - Analyst

Okay, great. Thank you very much.

Operator

Sumant Kulkami, Bank of America Merrill Lynch.

Sumant Kulkami - BofA Merrill Lynch - Analyst

Good morning. Thank you for taking my questions. Brent, you mentioned high-level pricing discussions with KYTHERA on the product. So were there any conceptual differences in the way that you are thinking about pricing relative to KYTHERA’s thought process especially because one of your sites mentions that no (inaudible) [treatment] is necessary in this case?

Brent Saunders - Allergan - President and CEO

So to be clear, we did have discussions. They kind of told us what they had done, it was a one-way discussion and we listened to what they have been doing. But clearly we haven’t influenced or had any return conversation around pricing. I think that being said, we are very comfortable that they understand the market. They have done a very detailed review of the opportunity. I think that their team is incredibly talented, their people that have worked with me and Allergan in the past, leading that team and we have great confidence in them. And they haven’t made a final decision I believe with respect to what the price will be but I think we are very comfortable that they will make a good decision given all of the data and work they have done in this area and we don’t see that as a concern.

Sumant Kulkami - BofA Merrill Lynch - Analyst

Thanks.

Operator

Liav Abraham, Citi.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

Liav Abraham - Citigroup - Analyst

Good morning and congrats. My question is around physician incentivation. Can you talk a little bit about physician incentivation dynamics around current (inaudible) care which I understand includes more interventional treatments versus the dynamics surrounding KYBELLA going forward and how this can potentially aid in the uptake of the treatment when it is launched? Thank you.

Brent Saunders - Allergan - President and CEO

I will ask Philippe to perhaps comment here as well. Good question, Liav. I do think that when you talk to physicians that have been in the trials or have gone through the training, they are very comfortable with the product. They understand how to use it and how to target patients. I think as they continue to launch the product and as we enter the market, we have great experience in training physicians into how to talk to their patients, how to build their practices around these products and portfolio products. And I suspect it will be a rising tide situation with more products and more areas in the face to inject. They will be looking to do more complete facial aesthetic programs with their patients that will include Botox, fillers and KYBELLA to do more of a noninvasive facelift or a facial rejuvenation type program.

Philippe, do you want to add anything?

Philippe Schaison - Allergan - EVP and President, Allergan Medical

Cross-selling is right in our wheelhouse. We are running a lot of training, teaching physicians and injectors on how to do a full facial rejuvenation and KYBELLA into our portfolio. So I no doubt in my mind that we are going to be able to achieve our objectives and to offer consumers the full facial rejuvenation offering.

Furthermore, we have a group of what we call APC, Allergan Practice Consultant, and they teach the physicians in the practice on how to recruit more consumers and offer the full range of products that we have in our bag. So when you combine the two together, the training plus our APC groups, there is no doubt in my mind that we are going to grow that business even further.

Operator

David Maris, BMO Capital Markets.

David Maris - BMO Capital Markets - Analyst

Good morning. Just a quick question, you mentioned that it is accretive in 2017. Can you tell us what the sales base that is assumed? And I would imagine that it would be easily be accretive just because of the salesforce and you have the salesforce already but is there anything else that we should be thinking about from in R&D standpoint spending-wise going into 2017, 2018? Thank you.

Brent Saunders - Allergan - President and CEO

Yes, good question. Thanks, David. We do believe it will be breakeven in the first year and then accretive in 2017 as we said. And I think a large reason for that is it is a product launch so we will be investing heavily behind the product as it is being launched to drive demand. We will be investing heavily in training of physicians and so that is why you get the breakeven in the first year versus accretion in the first year. And we are not giving out sales by year yet but perhaps we will after the deal closes.

I think with the R&D, we are very excited about the male pattern baldness asset. It is early. Maybe I will ask David to just quickly comment on that.

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

And then the last thing I would say is that in terms of spending, there is some work to do to get the international approvals. Depending on how we ultimately move forward but a country like Japan which this would be a very nice opportunity for would require some additional clinical work and that is also something we have to consider as we go forward.

David Nicholson - Allergan - EVP, Global Brand R&D

Yes, so clearly there will be some R&D spend on KYBELLA as Brent has just outlined. Regarding the pipeline project, it is a Prostaglandin D2 inhibitor, looks very interesting, some really nice work at the University of Pennsylvania has gone a long way towards validating the fact that you get enhanced expression in Prostaglanin D2 in areas of male pattern baldness. And if you can reverse male pattern baldness by administering an inhibitor of Prostaglandin D2.

Having said that, it is a very early projection. The KYTHERA team are planning to file an IND very soon and move into some more definitive clinical trials. We are looking forward to getting involved in that program. It is exciting.

David Maris - BMO Capital Markets - Analyst

Okay, thank you.

Operator

Elliot Wilbur, Raymond James.

Elliot Wilbur - Raymond James & Associates - Analyst

Thank you and good morning. Maybe just sticking with the same thematic, beyond the near-term accretion metrics that you spoke to the press release, is there anything you can say at this point in terms of expected payback period and when you would expect the transaction to be positive on an ROIC basis? Thanks.

Brent Saunders - Allergan - President and CEO

We are probably not prepared to disclose that at this point but perhaps a little closer to the close. Suffice it to say it did satisfy our very disciplined and tough criteria on all those fronts. And then most importantly, the strategic rationale for the deal and what it does to help support our leadership position in the sales and marketing arena in facial aesthetics in the United States, what it does to help extend the market to naive patients and perhaps even men I think really gives us many levers for future upside as well.

We have applied the standard discipline we always have on deals and this deal certainly fit that criteria but it has the added benefit of also extending our leadership and allowing us to have many cross-sell opportunities in the future.

Operator

Andrew Finkelstein, Susquehanna.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Thanks very much for taking the question. Can you talk at all or maybe you can expand on the last point about the ability to bring in new patients. How much overlap do you see in expanding this treatment to your current base of patients versus the demographics you think it is going to be

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

able to attract and what you are going to be able to sell to them? And does that – do you look at that any differently than perhaps Allergan did prior to the acquisition? Does this asset make more sense to you now because it is approved and because of the tax structure or did you fundamentally look at the potential for it differently than in the past?

Brent Saunders - Allergan - President and CEO

I will take the back part first and then we can talk about the market and Philippe certainly can add his thoughts here.

It is hard to say we thought about it differently than the old Allergan. I think the facial aesthetics team and the Allergan medical team have always been impressed by this asset. Clearly the derisking event of having it approved makes it all the more interesting but it is not really having anything to do with the tax status of our Company. It really is about the strategic rationale and creating another growth driver and platform for us in our largest therapy area which is aesthetic medicine and in particular facial aesthetics.

I think in terms of bringing patients into the practice as I said, the data that we have and we have probably the best data in the world shows that submental fat or double chin is probably one of the areas of the face that an overwhelming number of patients, high 60% are extremely concerned about and this is the first and only treatment approved for it.

When you talk to physicians, I would tell you that they say this is a huge opportunity for them to really help patients feel better about their face and potentially attract more patients. Ultimately I think bringing naive patients into the practice including perhaps men which make up a small, close to 12%, 13% of all facial aesthetics, I think that is where our expertise in building markets, our expertise in direct-to-consumer advertising, our leadership position in facial aesthetics really come into play.

And so I think if anyone can do it, we can. It won’t be easy but I think we have all the right strategies, all the right capabilities and all the right resources to do it.

Philippe, do want to add your thoughts?

Philippe Schaison - Allergan - EVP and President, Allergan Medical

I think you covered the two points. We have our current users and 30% of them are great candidates for KYBELLA. And then you have the naive patients that we are trying to chase and there is a huge unmet need. We know that there are more than 13 million women sitting on the fence (inaudible) to be injected and KYBELLA is going to be a major initiative to try to bring them into the practice.

So and lastly, and you said that Brent, is the male patient. We only have 5% of them being injected today. This is a huge unmet needs and the cross-selling opportunity bring them into the practice with KYBELLA and you cross-sell with Botox, Juvaderm and VOLUMA. So it is an exciting time.

Elliot Wilbur - Raymond James & Associates - Analyst

Thanks very much.

Lisa DeFrancesco - Allergan - IR

Brent, would you like to make any closing remarks?

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JUNE 17, 2015 / 12:30PM, AGN - Allergan plc Conference Call to Discuss its Definitive Agreement to Acquire KYTHERA Biopharmaceuticals, Inc.

Brent Saunders - Allergan – President and CEO

Yes, I would just thank everyone for getting on the call last minute. Obviously this is a very important strategic tuck-in deal for us. We are very excited to welcome the KYTHERA team to Allergan when this deal closes in Q3.

David, Philippe and I are excited to head over there in just an hour or so and do some town halls and meet and greets and one on ones with the KYTHERA folks. But this is really about extending our leadership in facial aesthetics and we are excited to bring this product and our male pattern baldness pipeline project into the Allergan fold upon close.

And I thank you for your time today.

Lisa DeFrancesco - Allergan - IR

Thanks everyone.

Operator

Thank you. This concludes today’s conference call. You may now disconnect.

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©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s estimated or anticipated future results or other non-historical facts are “forward-looking statements” that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the KYTHERA acquisition, including future financial and operating results, Allergan’s or KYTHERA’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, KYTHERA’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; successful closing of the KYTHERA acquisition; subsequent integration of the KYTHERA acquisition and the market potential of KYBELLA™; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite KYTHERA stockholder approval; the risk that a condition to closing of the KYTHERA acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the potential dilutive effect of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and KYTHERA’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Allergan’s and KYTHERA’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and KYTHERA’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Allergan’s consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the SEC, including but not limited to Allergan’s Annual Report on

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Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (such periodic public filings having been filed under the “Actavis plc” name), and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan. The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA. INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com/ or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name). Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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